











Naikie Reeves · 3rd

Blaamazon, Founder

Lawrenceville, Georgia, United States · Contact info

9 connections

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Blaamazon

Northampton Community College

About

Blaamazon is a black marketplace specifically designed for black business owners. We wanted to create a space where we can build, prosper, and create wealth for future generations. More than just a marketplace, we are a socially conscious brand looking to bring economic and social change for people of color. ...see more

Activity

10 followers

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Experience

Founder
Blaamazon · Self-employed
Aug 2020 - Present · 1 yr 11 mos
Lilburn, Georgia, United States

Creative Director
NJusticeTees · Full-time
Aug 2015 - Aug 2020 · 5 yrs 1 mo
Atlanta Metropolitan Area

NJusticeTees was a design and development agency. We designed graphics, developed websites, and produced apparel for our clients. ...see more

Skills: Marketing · User Experience (UX) · Social Media · Graphic Design

Education

Northampton Community College
Radio and Television
2006 - 2007

Skills

Marketing
Creative Director at NJusticeTees

User Experience (UX)
Creative Director at NJusticeTees

Social Media
Creative Director at NJusticeTees

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Interests

Companies | Schools

Northampton Community College
28,364 followers

LinkedIn News
9,155,724 followers

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